SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 6 June, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- ----------------

Exhibit 1.1	Transaction in Own Shares dated 8 May 2012
Exhibit 1.2	Director Declaration dated 9 May 2012
Exhibit 1.3	Director/PDMR Shareholding dated 10 May 2012
Exhibit 1.4	Transaction in Own Shares dated 11 May 2012
Exhibit 1.5	Transaction in Own Shares dated 21 May 2012
Exhibit 1.6	Total Voting Rights dated 31 May 2012

Exhibit 1.1

BP PLC – Transaction in Own Shares
BP PLC – 8 May 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 8 May 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 8 May 2012
Number of ordinary shares transferred:         2,554
Highest transfer price per share:                     £3.94
Lowest transfer price per share:                      £3.68

Following the above transfer, BP p.l.c. holds 1,834,051,934 ordinary shares in treasury, and has 19,020,939,921 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP PLC – Director Declaration
BP PLC – 9 May 2012

BP p.l.c.
Notification of changes of Directors' details

BP p.l.c. has been advised of changes to the interests of two of its Non-Executive Directors. Andrew Shilston was appointed a Non-Executive Director and Chairman Designate of Morgan Crucible plc on 8 May 2012.  He will take the Chair at Morgan Crucible on 1st August 2012.  Paul Anderson retired as a Non-Executive Director of Spectra Energy Corp on 1 May 2012.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R of the Listing Rules.

Exhibit 1.3

BP PLC – Director/PDMR Shareholding
BP PLC – 10 May 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 10 May 2012 by Computershare Plan Managers that on 10 May 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.04 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                78 shares
Mr B. Gilvary               78 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                78 shares
Mr B. Looney              80 shares
Mr D. Sanyal               78 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP PLC – Transaction in Own Shares
BP PLC – 11 May 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 May 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                     11 May 2012
Number of ordinary shares transferred:             713,349
Transfer price per share:                                       £4.04

Following the above transfer, BP p.l.c. holds 1,833,338,585 ordinary shares in treasury, and has 19,021,653,270 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhihit 1.5

BP PLC – Transaction in Own Shares
BP PLC – 21 May 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 21 May 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                      21 May 2012
Number of ordinary shares transferred:              801
Highest transfer price per share:                          £3.94
Lowest transfer price per share:                           £3.68

Following the above transfer, BP p.l.c. holds 1,833,337,784 ordinary shares in treasury, and has 19,021,654,071 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP PLC – Total Voting Rights
BP PLC – 31 May 2012

BP p.l.c.
Total voting rights and share capital

As at 28 May 2012, the issued share capital of BP p.l.c. comprised 19,021,654,071 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,833,337,784. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,026,736,571. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 6 June 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary